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1933 Act File No. 002-73024
1940 Act File No. 811-03213

April 1, 2010

VIA EDGAR

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Nationwide Variable Insurance Trust (the “Registrant”)
SEC File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of Post-Effective Amendment No. 135/136 (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 12:04 p.m. on February 5, 2010 (Accession No. 0001421877-10-000026).  The Amendment is being withdrawn to reflect the results of a shareholder meeting held on March 31, 2010, in which the respective series of the Registrant were approved to be liquidated.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Amendment (Accession No. 0001421877-10-000026) filed under the EDGAR submission type 485APOS.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/Peter M. Hong
Peter M. Hong